                                                                    EXHIBIT 99.1



FOR IMMEDIATE RELEASE

                 OPENTV REPORTS FOURTH QUARTER AND 1999 REVENUE


                     LEADING WORLDWIDE PROVIDER OF DIGITAL
                   INTERACTIVE TELEVISION SOFTWARE POSTS 1999
                        REVENUE INCREASE OF 174 PERCENT

Mountain View, CA -- January 25, 2000 -- OpenTV (Nasdaq and Amsterdam Stock
Exchange: OPTV), the leading worldwide provider of software to enable digital interactive television, today announced financial results for the fourth quarter and calendar year ended December 31, 1999.

For the fourth quarter of 1999, revenues were $8.4 million, up 150 percent from the $3.4 million reported for the fourth quarter of 1998.

          . Royalties for the fourth quarter increased 426 percent to $4.7 million, compared to $0.9 million in the comparable period of 1998.

          . License fees were $1.1 million, an increase of 100 percent from $0.5 million in the fourth quarter of 1998.

          . Services and other revenue increased 36 percent to $2.6 million from $1.9 million for the same quarter of 1998.

"This impressive financial performance, stimulated by significant growth of our leading customer BSkyB and on-going deployment of new markets worldwide, combined with our growing number of strategic alliances, firmly place OpenTV as the global leader in digital interactive television," said Jan Steenkamp, president and chief executive officer. "In addition, we have concluded application development agreements to produce new interactive services for television worldwide that are designed to generate recurring revenue. We are making a significant investment in hiring people with the kind of talent and experience that will accelerate the growth of our global business," Mr. Steenkamp said. "Looking ahead, we are dedicated to build upon this strong momentum with many more significant Company achievements in 2000."

Excluding the impact of certain non-cash charges, the Company's pro-forma net loss for the fourth quarter was $4.0 million, compared to a net loss of $3.7 million for the fourth quarter of 1998. This translates to pro-forma diluted net loss per share of 10 cents in the fourth quarter of 1999 compared to 11 cents for the same quarter in fiscal 1998. Including the impact of non-cash charges, the Company reported a net loss of $113.1 million for the fourth quarter of 1999, which translates to a diluted loss per share of $2.93;

1999 Financial Results

For all of 1999, revenues were $26.0 million, a 174 percent increase from $9.5 million in 1998.

During 1999 the Company reported total non-cash charges of $114.4 million, including $95.1 million associated with the October 1999 strategic investment round, $5.0 million for warrants granted to General Instrument Corporation, now part of Motorola, in connection with the joint technology and marketing agreements signed in December 1999, $13.1 million in stock-based compensation charges, $1.2 million in amortization of intellectual property acquired from Thomson in March 1999 and minority interest of $2.2 million. Excluding these charges, the Company's pro-forma net loss for 1999 was $9.3 million or 32 cents per diluted share. Including the charges, the net loss was $121.6 million or $4.18 per diluted share for 1999. These numbers compare to a net loss of $14.3 million or 43 cents per diluted share for 1998.

As of December 31, 1999, OpenTV had cash and short-term investments of $186.5 million, total assets of $239.6 million, total liabilities of $12.2 million and stockholders equity of $227.4 million.

1999 Fourth Quarter Highlights

OpenTV's momentum in the fourth quarter of 1999 was fueled by numerous Company achievements:

Initial Public Offering

          . On November 23, 1999, OpenTV completed its initial public offering
            (IPO), raising gross proceeds of $172.5 million, and is now traded on the Nasdaq National Market and the Amsterdam Stock Exchange (AEX) under the symbol of OPTV.

Strategic Investors

          . In October, OpenTV completed a private placement with America Online
            (AOL), General Instrument Corporation, Liberty Digital, Inc., News Corporation, Time Warner, Inc., and Sun Microsystems, Inc. The private placement resulted in gross proceeds of $31.25 million. Upon completion of the Company's IPO, the convertible preference shares converted into Class A Ordinary Shares.

Worldwide Network Operators

Three additional network operators committed to deploy interactive television using OpenTV technology, bringing the total number of digital television network operator commitments to 24.

          . In October, News Corp. and OpenTV announced an agreement to provide a standard version of OpenTV's software for News Corp.'s World Box-2 digital set-top box. News Corp. affiliates currently deploying OpenTV include BSkyB in the United Kingdom, Stream in Italy and FOXTEL in Australia. Sky New Zealand has also announced a commitment to deploy OpenTV.

          . As part of OpenTV's IPO, Shaw Communications, Inc. invested $5 million in the Company and received 250,000 Class A Ordinary Shares of OpenTV. In connection with its investment in OpenTV, Shaw Communications committed to deploy OpenTV to its cable and satellite subscribers in Canada.

          . In December, Pacific Digital Media Corporation, a new satellite network operator in Taiwan, announced its plans to deploy interactive digital television using OpenTV later this year.

Worldwide Applications Partners

Open Interactive, a joint-venture of BskyB, British Telecom, HSBC, and Matsushita using OpenTV's technology, launched Britain's first nationwide interactive TV service in October 1999 to BSkyB customers using the latest ITV services:

          . More than 40,000 people (and 400 new customers a day) use interactive banking services on their TV;

          . More than 350,000 people have registered for Open Interactive's e-mail service;

          . Open Interactive's Trivial Pursuit game has drawn more than one million online entries;

          . Open Interactive e-commerce partners generated sales averaging $1.6 million per week in the weeks before Christmas.

OpenTV also announced several partnerships to develop interactive television applications:

          . America Online and OpenTV agreed to collaborate in the development of a family of AOL-branded OpenTV-based communications applications for interactive television, such as e-mail, instant messaging, chat, and information services.

          . Warner Bros., Turner Broadcasting Systems and OpenTV entered into a worldwide agreement to develop and market enhanced interactive television applications. Through this partnership, "conventional" television programs and television advertising will be enhanced with interactive information and e-commerce services.

          . Liberty Digital, Inc. announced its plans to work with OpenTV in the development of an interactive television e-commerce portal.

          . In December, SkyMall, Inc. and OpenTV announced a strategic alliance whereby SkyMall will serve as a fulfillment house for OpenTV-enabled networks' e-commerce transactions and cross-promote products and services for OpenTV's end users worldwide. SkyMall will process customer transactions, fulfill orders and confirm merchandise shipment for users of digital set-top boxes enabled with OpenTV's software for digital interactive television.

          . OpenTV and WorldGate Communications, the leading provider of high performance, low-cost Internet access through the TV, jointly announced their intent to port the WorldGate Service to the OpenTV operating platform. As a result, WorldGate will provide full Internet access and e-mail capability to millions of OpenTV-enabled digital set-top boxes worldwide, beginning in the second quarter of 2000.

Worldwide Technology Partners

During the fourth quarter, six partners signed agreements to port and integrate OpenTV with their set-top boxes, chip-sets or conditional access systems.

          . General Instrument Corporation (GI), now part of Motorola, and
            OpenTV announced an agreement to port OpenTV's software to GI's DCT 2000 interactive digital set-top terminal and to jointly market OpenTV's software solutions to digital cable operators worldwide.

          . Zenith Electronics, headquartered in the United States, Interisa of
            Spain, and TechniSat of Germany, all signed license agreements to manufacture set-top boxes with OpenTV's software. A total of 25 set-top box manufacturers now have licensing agreements with the Company.

          . Fujitsu Electronics GmbH signed an agreement to integrate their digital television chip-set with OpenTV software. To date, OpenTV has licensed its technology to eight television chip-set manufacturers.

          . NagraVision SA signed an agreement to integrate its conditional access system with OpenTV's software. OpenTV is integrated with 5 different conditional access systems.

Company Expansion

          . OpenTV expanded its global presence with the opening of new offices in Tokyo, London and Sydney, increasing OpenTV's total office count to six worldwide.

About OpenTV

OpenTV is the leading worldwide provider of software that enables digital interactive television. OpenTV provides a complete end-to-end solution for the development and delivery of interactive services via digital satellite, cable, and terrestrial broadcast. OpenTV set-top box software has been shipped with or installed in more than 4.5 million digital set-top boxes worldwide. To date,

OpenTV software solutions have been selected by 24 television network operators worldwide, including British Sky Broadcasting (BSkyB) in the United Kingdom and TPS in France. EchoStar's DISH Network /TM/ is scheduled to launch interactive services utilizing OpenTV software in the United States in 2000.

The OpenTV set-top box software is licensed to more than 20 digital set-top box manufacturers, and OpenTV's authoring tools are licensed to more than 100 independent developers and content and service providers. OpenTV is a member of the Digital Video Broadcasting (DVB) project, CableLabs OpenCable initiative, ATSC DASE, and JavaTV. OpenTV is a licensee of Personal Java (TM) from Sun Microsystems.

OpenTV is supported by investments from eight leading Internet, broadcast and broadband companies including America Online (NYSE: AOL), General Instrument Corporation (NYSE: GIC), Liberty Digital (Nasdaq: LDIG), News Corporation (NYSE:
NWS), Time Warner (NYSE: TWX) and Shaw Communications (NYSE: SJR) in addition to Sun Microsystems (Nasdaq: SUNW) and MIH Limited (Nasdaq: MIHL).

Worldwide headquarters for OpenTV is located in Mountain View, Calif., with European operations in Paris, France, and London, England; and offices in Seoul, South Korea; Tokyo, Japan; Beijing, China; and Sydney, Australia. Information on OpenTV is available at www.opentv.com.

Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein, including but not limited to timely development, acceptance and pricing of new products, the impact of competitive products and pricing, and other risk factors detailed in OpenTV's Registration Statement on Form F-1 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                      ###

(C) 1999 OpenTV, Inc. All rights reserved. OpenTV, OpenAuthor, OpenTV Runtime, OpenStreamer and the OpenTV logo are trademarks or registered trademarks of OpenTV, Inc. in the United States and other countries. Java and all Java-based trademarks and logos are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. All other trademarks are the property of their respective owners.



Contacts:

     Business/Trade Media:

     Carolyn Bretschneider
     Public Relations Director
     OpenTV, Inc.
     Tel:  650.429.5575
     E-mail:  carolynb@opentv.com

     Investors/Financial Media:

     Steve Polcyn
     Director of Investor Relations
     OpenTV, Inc.
     Tel:  650.429.5498
     E-mail:  spolcyn@opentv.com

OPENTV CORP.
Pro-forma Combined Statements of Operations (1)
(amounts in thousands of US dollars, except share and per share amounts)


                                                            Three months ended                 Year Ended
                                                                December 31,                  December 31,
                                                    ------------------------------  ---------------------------------
                                                         1998            1999            1998             1999
                                                    --------------  --------------  --------------   ----------------

Revenues:
   Royalties                                          $       898     $     4,721     $     2,788       $    14,782
   License fees                                               529           1,060           1,578             2,964
   Services and other                                       1,925           2,613           5,102             8,205
                                                      -----------     -----------     -----------       -----------
       Total revenues                                       3,352           8,394           9,468            25,951
                                                      -----------     -----------     -----------       -----------


Operating expenses:
   Services                                                 1,605           2,499           4,736             5,949
   Research and development                                 2,186           4,909           7,514            12,858
   Sales and marketing                                      1,985           3,814           7,418            11,415
   General and administrative                               1,150           2,037           3,995             5,971
   Amortization of intangible                                   0             383               0             1,210
   Amortization of stock compensation                           0          10,777               0            13,098
   Non-cash warrant expense                                     0          68,883               0            68,883
       Total operating expenses                             6,926          93,302          23,663           119,384
                                                      -----------     -----------     -----------       -----------

     Loss from operations                                  (3,574)        (84,908)        (14,195)          (93,433)

   Other income/expense (net)                                (137)            877            (143)              918
   Minority interest                                            0           2,153               0             2,153
                                                      -----------     -----------     -----------       -----------

     Net loss                                              (3,711)        (81,878)        (14,338)          (90,362)

   Preferred stock deemed dividend                              0          31,250               0            31,250

     Net loss attributable to ordinary shares         $    (3,711)    $  (113,128)    $   (14,338)      $  (121,612)
                                                      ===========     ===========     ===========       ===========

   Weighted avg shares o/s                             33,235,173      38,646,742      33,212,803        29,065,478
                                                      ===========     ===========     ===========       ===========

     EPS                                              $     (0.11)    $     (2.93)    $     (0.43)      $    ( 4.18)
                                                      ===========     ===========     ===========       ===========

(1)  Reflects the Combined Results of Operations of OpenTV Corp. and OpenTV, Inc. (predecessor to OpenTVCorp.)
 as if the exchange of MIH Limited's 78.6% interest in OpenTV, Inc. occurred on January 1, 1998


SUPPLEMENTAL

   Net loss attributable to ordinary shares           $    (3,711)    $  (113,128)    $   (14,338)      $  (121,612)
   Adjustments for non-cash charges:
     Amortization of intangible                                 0             383               0             1,210
     Amortization of stock compensation                         0          10,777               0            13,098
     Non-cash warrant expense                                   0          68,883               0            68,883
     Preferred stock deemed dividend                            0          31,250               0            31,250
   Minority interest                                            0           2,153               0             2,153

OPENTV CORP.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands of US dollars)

                                                           December 31,
                                                       --------------------
                                                        1998/1/     1999
                                                       ---------  ---------
Assets
Current assets:
 Cash and short-term investments                       $  3,324    $186,535
 Accounts receivable, net                                 2,218       6,234
 Prepaid expenses and other current assets                  703      34,511
                                                       --------    --------
         Total current assets                             6,245     227,280
Property and equipment, net                               3,381       5,025
Other assets, net                                           412       7,298
                                                       --------    --------
         Total assets                                  $ 10,038    $239,603
                                                       ========    ========
Liabilities and stockholders' equity (deficit)
Current liabilities:
 Accounts payable and accrued liabilities                 4,486    $  8,665
 Deferred revenue                                         3,218       3,564
                                                       --------    --------
         Total current liabilities                        7,704      12,229
Convertible notes payable to stockholders                 7,000           0
                                                       --------    --------
         Total liabilites                                14,704      12,229
                                                       --------    --------
Redeemable common stock                                     117           0
                                                       --------    --------
Total stockholders' equity (deficit)                     (4,783)    227,374
                                                       --------    --------
         Total liabilities and stockholders' equity    $ 10,038    $239,603
          (deficit)                                    ========    ========

-------------------
/1/ OpenTV, Inc. (predecessor to OpenTV Corp.)